Filed by Trustcompany Bancorp
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Trustcompany Bancorp
                                                    Registration No.: 333-100239


THE TRUST COMPANY OF NEW JERSEY                            FOR IMMEDIATE RELEASE
ANNOUNCES STOCK REPURCHASE PLAN                              NASDAQ SYMBOL: TCNJ

     Jersey City, New Jersey, November 1, 2002 - Alan J. Wilzig, President and Chief Executive Officer of The Trust Company of New Jersey (Nasdaq: TCNJ) (the "Bank") announced today that on October 29, 2002, it received regulatory approval from the New Jersey Department of Banking and Insurance to repurchase 500,000 shares of its outstanding common stock. The Board of Directors of the Bank approved the repurchase program on September 25, 2002. The repurchases will be made from time to time, in open market transactions, at the discretion of management.

     The Trust Company of New Jersey is one of the largest and fastest growing banks based in New Jersey. It is a full service commercial bank, founded in 1896, that operates 98 branches and 160 ATMS throughout New Jersey's 13 Northern and Central Counties and Rockland County, New York.

     Trustcompany Bancorp has filed with the Securities and Exchange Commission a registration statement on SEC Form S-4 (Registration No. 333-100239) to register the shares of its common stock to be offered to the stockholders of The Trust Company of New Jersey, which includes a proxy statement-prospectus relating to the proposed holding company formation. Investors and stockholders are urged to read carefully the proxy statement-prospectus because it contains important information about Trustcompany Bancorp, The Trust Company of New Jersey, the holding company formation and related matters. The Trust Company of New Jersey and Trustcompany Bancorp and their respective directors, executive officers and employees and certain other persons may be deemed to be participants in the solicitation of proxies from The Trust Company of New Jersey's stockholders to approve the proposed holding company formation. Certain information concerning the participants in the solicitation, such as their relevant affiliations, interests and stockholdings of The Trust Company of New Jersey's Common Stock is contained in The Trust Company of New Jersey's proxy statement-prospectus with respect to the proposed holding company formation. When the proxy statement-prospectus is complete, The Trust Company of New Jersey plans to send it to its stockholders to seek their approval of the proposed holding company formation.

     Free copies of the registration statement, the proxy statement-prospectus and other documents filed by Trustcompany Bancorp with the SEC are available at the SEC's website at http.://www.sec.gov. Stockholders of The Trust Company of New Jersey may also obtain the proxy statement-prospectus and other documents filed by The Trust Company of New Jersey with the Federal Deposit Insurance Corporation without charge by directing a request to The Trust Company of New Jersey, Attention: Secretary, 35 Journal Square, Jersey City, New Jersey 07306, Telephone (201) 420-2500.

     For further information regarding The Trust Company of New Jersey, call the office of the Chief Executive Officer at (201) 420-2758 or visit www.Trustcompany.com.